Exhibit 4.23

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description summarizes certain terms of the shares of beneficial interest of CubeSmart.   This description does not purport to be complete and is qualified in its entirety by reference to our declaration of trust, as amended, and our bylaws, as amended, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our declaration of trust, as amended,  and our bylaws, as amended, and the applicable provisions of Maryland law for additional information. Unless the context requires otherwise, all references to “we”, “us,” “our” and “CubeSmart” in this section refer solely to CubeSmart and not to its subsidiaries.

Authorized Shares

Our declaration of trust provides that we may issue up to 440,000,000 shares of beneficial interest, par value $0.01 per share,  which we refer to as shares, of which 400,000,000 consist of common shares and 40,000,000 consist of preferred shares.  There are no preferred shares currently outstanding.    Our board of trustees has authority, without shareholder approval, to reclassify any authorized but unissued common shares in one or more classes or series of common shares, and to classify any authorized but unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time into one or more series or common shares or preferred shares.

Our declaration of trust provides that none of our shareholders will be personally liable, by reason of status as a shareholder, for any of our debts, claims or other obligations.

Common Shares

Each common share generally entitles the holder thereof to one vote per share on all matters upon which shareholders are entitled to vote and, except as provided with respect to any class or series of preferred shares that we may issue, the holders of common shares will possess exclusive voting power on all matters as to which shareholders have voting rights. There is no cumulative voting in the election of trustees.    Our bylaws provide that a plurality of the votes cast at a meeting of shareholders duly called at which a quorum is present is sufficient to elect a trustee and that a majority of the votes cast at a meeting of shareholders duly called at which a quorum is present is sufficient to approve any other matter which may properly come before the meeting, unless a higher vote is required under our declaration of trust or bylaws or applicable statute.  Generally, shareholders have the right to vote on: (i) the election of trustees; (ii) mergers or consolidations of CubeSmart and the sale by CubeSmart of all or substantially all of its assets; and (iii) certain amendments to our declaration of trust.  Shareholders also have the right to propose amendments or modifications to our bylaws and to vote on such amendments and modifications.  Approval of such matters would require the affirmative vote of the majority of the shares entitled to vote on such matters.  Our board of trustees may amend the declaration of trust without shareholder approval to maintain our qualification as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”), or in any manner in which the charter of a Maryland corporation may be amended without shareholder approval.

Subject to the preferences of any future class or series of preferred shares, holders of common shares are entitled to receive dividends and distributions, if any, when authorized by our board of trustees, and payable out of assets legally available for the payment of dividends or distributions. Holders of common shares are entitled to share ratably in our assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities, and subject to the preferential rights, if any, of the holders of any class or series of preferred shares that we may issue.

Holders of common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.  Subject to the restrictions on transfer of shares contained in the declaration of trust and to the power of our board of trustees to create common shares with differing voting rights, all common shares have equal dividend, liquidation and other rights.

The common shares are listed on the New York Stock Exchange under the symbol “CUBE.”  The transfer agent and registrar for the common shares is American Stock Transfer & Trust Co., LLC.

Preferred Shares

Our board of trustees is authorized, without shareholder approval, to classify and designate the rights, preferences, privileges and restrictions of one or more classes or series of our authorized preferred shares.  Prior to the issuance of a new class or series of preferred shares, we would file with State Department of Assessments and Taxation of Maryland articles supplementary to set the preferences, conversion or other rights, voting powers, restrictions and limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for such class or series.  Any class or series of preferred shares that we may issue that ranks senior to common shares as to dividends and distributions would limit our ability to pay dividends and distributions on common shares until full distributions have been paid with respect to such preferred shares.

Our board of trustees could authorize, without shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging, delaying or preventing a takeover, change of control or other transaction in which holders of some or a majority of our outstanding common shares might have received a premium for their shares over the then-prevailing market price of such shares.

Restrictions on Ownership and Transfer of Shares

In order for us to maintain our qualification as a REIT under the Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.  Also, no more than 50% of the value of our outstanding shares may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities).

Because our board of trustees believes that it is important for us to continue to qualify as a REIT, the declaration of trust, subject to certain exceptions, contains restrictions on the percentage of shares that a person may own.  Under the declaration of trust:

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no person may own directly or indirectly, or be deemed to own through attribution, more than 9.8% (in value or number of shares, whichever is more restrictive) of the issued and outstanding (a) common shares or (b) shares of any class or series of preferred shares;

•	no person may beneficially or constructively own shares that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and
•	no person may transfer shares if such transfer would result in shares being owned by fewer than 100 persons.

Our board of trustees may exempt a person that is not an individual from the 9.8% ownership limit if such person provides information and makes representations to the board of trustees that are satisfactory to the board of trustees, in its reasonable discretion, to establish that such person’s ownership in excess of the 9.8% limit would not jeopardize our qualification as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give us immediate notice and provide such other information to us as we may request in order to determine the effect of such transfer on our status as a REIT.  If any transfer of shares or any other event would otherwise result in any person violating the ownership limits described above, then the declaration of trust provides that (a) the transfer will be void and of no force or effect with respect to the prohibited transferee with respect to that number of shares that exceeds the ownership limits or that such number of shares will be automatically transferred to a charitable trust for the benefit of a charitable beneficiary and (b) the prohibited transferee would not acquire any right or interest in the shares.  The foregoing restrictions on transferability and ownership would not apply if our board of trustees were to determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

All certificates evidencing shares bear a legend referring to the restrictions described above.

The declaration of trust expressly provides that the ownership limit and ownership restrictions on our shares shall not preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or quotation system over which shares may be traded from time to time.  The fact that the settlement of any transaction occurs shall not negate the effect of any other provision in the declaration of trust providing for ownership limit or ownership restrictions and any transferee in such a transaction shall be subject to all of such other provisions.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of shares, including common shares, is required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of shares that the owner beneficially owns and a description of the manner in which such shares are held.  Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.  In addition, each shareholder is required, upon demand,  to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

The ownership limitations in the declaration of trust could discourage, delay or prevent a takeover, change of control or other transaction in which holders of some or a majority of our outstanding common shares might have received a premium for their shares over the then-prevailing market price of such shares.